EXHIBIT 4.1

Sales And Purchase Agreement On Shares of CEC Telecom Limited

This agreement is executed on 23 May, 2002.

Seller:	Tianjian Taida Limited (hereafter known as “Party A”)
Address: 16, Third Main Street
Tianjian Economics And Technology Development Area
Authorized Representative: LIU Huiwen

Purchaser:	Qiao Xing Universal Telephone, Inc.
	Address:	PO Box 344
Road Town
Tortola, British Virgin Island
Authorized Representative: WU Ruilin

Whereas

1.	Both Party A and Party B are on-going enterprises situated at their respective addresses.

2.	Party A is the legal owner of 35% shares of CEC Telecom Limited (hereafter known as “CECT”).

3.	Party B intends to purchase from Party A 25% of the shares of CECT, (and) Party B agrees to sell the said shares to Party B.

Parties A and B, after negotiation on equal and voluntary basis, agree on the sale and purchase of Party A’s CECT shares and execute this agreement.

Clause 1        Subject of share transfer

The subject of this agreement is the CECT shares owned by Party A, representing 25% of the registered capital of CECT.

Clause 2        Covered scope

2.1     The subject of this agreement covers all the assets, liabilities and owners’ equity of CECT before and after the date of execution of this agreement. All these are based on the report and attachments of the auditor appointed by Party A.

2.2     From the date of the audit till the date when registration of the share transfer is completed, the income, profit, expenses and charges generated in the normal operation of CECT, are included in the scope of the subject of transfer of this agreement.

2.3     The date of audit is December 31, 2001.

2.4     Both Parties agree not to have an independent valuation on the value of the share transfer.

Clause 3        Price of share transfer and related charges

3.1	The price of the shares of Party A is calculated on 145% of the original capital contribution by Party A, a total value of RMB108.75 million (RMB One Hundred And Eight Million Seventy-Five Thousand Only).

3.2	Each party shall be responsible individually for any tax or charges in relation to this share transfer in accordance with relevant laws of China.

Clause 4        Payment of price of share transfer

4.1	RMB is the currency used in the calculation and payment of share transfer price.

4.2	Method of payment by Party B:

4.2.1	RMB 1 million to be paid as deposit within 10 days from this agreement date.

4.2.2	Within 10 days from the completion of audited report by the appointed auditor stating that there are no major discrepancies in the financial statements of CECT, a sum of RMB 20 million.

4.2.3	Within 10 days from the completion of change of registration with the authorities of the share transfer, a sum of RMB 40 million.

4.2.4	Within 6 months from the completion of change of registration with the authorities of the share transfer, a sum equal to the remainder of the share transfer price (RMB 47.75 million.

4.2.4	Party B shall transmit the above said amounts and schedule into an account specified by Party A

Clause 5        Audit and registration of change

5.1     On the date of payment of deposit or any time before that agreed by Party A, Party B can appoint its auditor to audit the financial statements of CECT as at the date of audit stipulated in Clause 2.3. The audit shall proceed continuously and as soon as practicable. Party B shall assist in the audit, if needed.

5.2     Upon the presentation of the auditor’s report stating that there are no major discrepancies in the financial statements of CECT, and upon the payment by Party B of the amount stipulated in Clause 4.2.2, change of registration with the authorities shall proceed.

5.3     Upon the completion of change of registration with the authorities, Party B should inform Party A in writing, that on the date of such change of registration, all the rights and obligations of Party A, due to its share ownership in CECT, shall become those of Party B.

5.4     Party A shall take whatever necessary actions to assist Party B and CECT to carry out all the necessary procedures in the registration of change, until such is completed.

Clause 6        Conditions for Agreement to be effective

6.1     This Agreement shall be effective with the following prerequisites.

6.1.1    The shareholders of CECT in a meeting of shareholders agree to the transfer of CECT shares, and all the shareholders agree to forfeit their first right of refusal for such share transfer, and the pledging of the shares by Party B to Party A after the share transfer.

6.1.2    This Agreement is signed and sealed by authorized representatives of Parties A and B.

6.1.3    This Agreement has been approved by the board of directors of Party A.

6.1.4    The execution of the agreement of pledging as per Clause 10 and the completion of registration of pledging of the land use right.

6.1.5    A letter of personal guarantee from Mr. WU Ruilin, Chairman of Qiao Xing Universal Telephone, Inc., that Party B shall pay the full amount according to the schedule to Party A.

6.1.6    Any absence of the above prerequisites making this Agreement ineffective, the deposit and money paid by Party B shall be refunded.

Clause 7        Disclosure of information

Each party shall be responsible for its information disclosure and the related charges due to such disclosure.

Clause 8        Warranties and representations

8.1       Party A’s warranties and representations

8.1.1    Party A warrants that the shares of CECT to be transferred are free from all liens and third party rights. Upon the completion of share transfer, any claims by any third party causing any loss by Party B, Party A shall be responsible for such loss.

8.1.2    Party A warrants that all representations on its shareholding of CECT are true, without any omissions or misrepresentations.

8.1.3    Prior to the completion of change of registration, Party A warrants that it shall, within the scope of its authority as a shareholder, to ensure as much as possible the safety and integrity of the assets of CECT.

8.1.4    Prior to the completion of change of registration, Party A shall not vote on any motion of major disposal of CECT assets, without the prior consent of Party B.

8.1.5    To perform its obligations under the clauses of this Agreement.

8.2        Party B’s warranties and representations

8.2.1    To pay to Party A the amounts for the share transfer as stipulated in this Agreement.

8.2.2    To complete the process of pledging as stipulated in this Agreement and the relevant agreement of pledging.

8.2.3    To perform its obligations under the clauses of this Agreement.

Clause 9       Confidentiality

9.1    Both parties shall keep confidential of any confidential information obtained from the other party and CECT.

9.2    Unless the current laws, regulations of China stipulate otherwise, or prior consent in writing from the other party or CECT is obtained, any party shall not disclose to any third party of confidential information as stated above. The period to keep such information confidential commences from the date of this Agreement to the date that such information becomes public domain.

Clause 10        Pledge

10.1     Upon the execution of this Agreement, both parties agree to execute a pledge agreement that on the completion of change of registration, all the transfer shares shall be pledged by Party B to Party A, as guarantee before the completion of payment for the share transfer. The pledge shall be lifted once payment is completed.

10.2     Upon the execution of this Agreement, Party A and Huizhou Xiao Xing Telecommunications Industry Limited shall enter into an agreement for the pledge of land use right, which pledges all the land use right of the 313,490 square meters of land that it legally acquired at Gima Lot F-50-25-(29), Group No. 8 and Group No. 9, Xiulingzhui, Gimadi, Loyang Town, Bolo County, Guangdong Province, as guarantee before the completion of payment for the share transfer. The pledge shall be lifted once payment is completed.

Clause 11        Breach of agreement

11.1     Upon the execution of this Agreement, any non-performance of obligations by any one party under the terms of this Agreement shall constitute a breach of agreement, and shall bear the responsibilities for such breach.

11.2     Party A shall compensate Party B for loss suffered due to breach of agreement by Party A. Any breach of agreement by Party A, making this Agreement not enforceable or enforcement unnecessary, Party shall have the right to terminate this Agreement, and demand the refund of any amount paid for the share transfer with interest calculated on bank interest rate during the period.

11.3     Any non-payment or delay in payment by Party B as stipulated in this Agreement shall carry a penalty rate of 4/10000 per day. If the delay exceeds more than 20 days, Party A shall have the right to terminate this Agreement, and Party B shall pay a penalty based on the full amount for the share transfer. Any breach of agreement by Party B, making this Agreement not enforceable or enforcement unnecessary, Party A shall have the right to terminate this Agreement, and the deposit shall be forfeited. Party B shall be responsible to Party A for compensation for its breach of agreement.

Clause 12        Force Majeure

12.1     Force majeure includes wars, riots, strikes, epidemics, fires, floods, earthquakes, storms, tides or any other disasters of nature, and any factors and incidents, which are unforeseeable, unpreventable, unavoidable, or not surmountable by both parties.

12.2     Any party, because of force majeure, cannot perform some or all its obligations under this Agreement, shall notify the other party as soon as practicable,

and shall report in writing to the other on the details and the effects of force majeure on this Agreement.

12.3     Any party, because of force majeure, shall not be responsible for any loss suffered by the other party due to non-performance or delay in performance of its obligations under this Agreement. The party that is affected by force majeure shall have the responsibility to take appropriate or necessary actions to reduce or eliminate the effects of force majeure on the other party, and shall be responsible for the loss of the other party due to its non-performance of taking such actions.

12.4     Both parties shall determine in joint consultation whether to terminate or continue with this Agreement, based on the effects of force majeure on the enforcement of this Agreement.

13.	Applicable Law

13.1	The execution, validity, construction, enforceability, and resolution of disputes of this Agreement shall be under the jurisdiction of the laws of China.

13.2	Any new laws after the date of this Agreement shall not be retrospective on this Agreement, unless clearly stated otherwise or agreed in writing by both parties.

14.	Notice

14.1	Any notice or permissible notice under this Agreement, shall be in writing in Chinese. Such notice shall be valid upon the actual receipt by the receiving party.

14.2	The term “actual receipt” means the authorized representative or his designated representative of the receiving party has acknowledged receipt of the contents of the notice, or the notice has arrived at the legal address or the designated correspondence address, and the person who has the authority to acknowledge receipt of such notice has done so.

14.3	Any change of address shall be notified to the other party within 3 days from such change.

14.4	The party who changes its address and fails to notify the other party as stipulated above shall be legally responsible for any consequences due to its non-performance.

15.	Conservation of rights

15.1	Any party that does not exercise its rights or take any action against the other party because of the latter’s breach of agreement, shall not be interpreted as giving up its rights or giving up its rights to pursue such breach of agreement. Any party giving up certain rights or giving up certain rights to pursue the other for breach of agreement shall not be interpreted as giving up its other rights. Any such giving up of rights shall be in writing and shall notify the other party.

15.2	Any clauses or terms of this Agreement, if considered invalid or non-enforceable according to current laws or regulations, such clauses or terms shall not affect the validity and enforceability of other clauses or terms in this Agreement. Both parties shall jointly adjust such terms and clauses, in accordance with current laws and regulations, making such adjustments valid and enforceable, and as far as possible to reflect the original spirit and principles of the Agreement.

16.	Amendments and changes

16.1	Any issues not completely covered in this Agreement shall be stipulated in supplementary agreement executed by both parties. Such supplementary agreements shall be as legal as this Agreement.

16.2	Any changes in conditions during the enforcement of this Agreement making it necessary to amend the terms of this Agreement, both parties shall jointly agree in writing on such amendments.

17.	Reasons for termination of agreement

17.1	The completion of the Agreement.

17.2	Both parties agree to terminate this Agreement.

17.3	Force majeure makes the enforcement of this Agreement impossible or unnecessary.

17.4	Any one party exercises its right to terminate this Agreement.

18.	Dispute resolution

Any dispute in relation to the enforcement of this Agreement shall be resolved initially by consultation. Failure to resolve the dispute by consultation, either party may settle the dispute through trial by the People’s Court in Beijing.

19.	Agreement construction

The heading of each clause is merely for convenience, it does not have any effect on the construction of the contents of each clause.

20.	Miscellaneous

There are four copies of this Agreement. Each copy has the same legal rights. Each party holds one copy and the other two copies are for the performance of relevant legal procedures.

Signed and sealed By:
Party A:        Tianjin Taida Limited

Authorized Representative

Party B:        Qiao Xing Universal Telephone, Inc

Authorized Representative